UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2026

Commission File Number 001-40504

Nexxen International Ltd.

(Translation of registrant’s name into English)

82 Yigal Alon Street, Tel Aviv 6789124, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Annual General Meeting

Nexxen International Ltd. (the “Company”) held its Annual General Meeting on September 29, 2026. A total of 24,004,886 Ordinary Shares, par value NIS 0.02 per share, of the Company (“Ordinary Shares”) held by shareholders of record at the close of business on August 24, 2026 (the “Record Date”) were present and entitled to vote at the Annual General Meeting.[1] At the Annual General Meeting, the Company’s shareholders voted on Proposals 1, 2 and 3. Following the receipt of feedback from investors, the Board elected prior to the Annual General Meeting to withdraw Proposal No. 4 from the agenda. An updated proposal will be presented to the vote of shareholders at a subsequent meeting of shareholders following additional review and consideration.

Proposal 1:

To re-elect the following directors to the Board to serve until the 2027 annual general meeting of shareholders:

Nominee	For	Against	Abstain
Ofer Druker	23,176,876	118,831	709,179
Neil Jones	19,127,451	4,835,171	42,264
Daniel Kerstein	22,079,461	1,888,490	36,935
Lisa Klinger	20,561,716	3,409,295	33,875
Rhys Summerton	14,918,314	9,046,138	40,434

Each of the nominees was elected by the Company’s shareholders by the requisite majority required under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Proposal 2:

To approve the appointment and compensation of the Company’s independent public accountants:

For	Against	Abstain
23,979,634	5,363	19,889

Proposal 2 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 3:

To approve the Equity Incentive Plans:

For	Against	Abstain
22,849,602	1,133,519	21,765

Proposal 3 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

1 Pursuant to Section 333(b) of the Israeli Companies Law, 5759-1999, Mithaq Capital SPC may not exercise voting rights in excess of 25% of the Company’s outstanding Ordinary Shares on the Record Date (56,950,169 Ordinary Shares).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexxen International Ltd.

By:	/S/ SAGI NIRI

Name:	Sagi Niri

Title:	Chief Financial Officer

Date: September 30, 2026